FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  April 7, 2003

                        Commission File Number 001-16625

                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X    Form 40-F______
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ________ No    X
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         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-__________

                                    EXHIBITS
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Exhibit 1 Press release dated April 7, 2003 announcing Bunge Increases Guidance for First Quarter Net Income

                                   SIGNATURES
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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2003                                       Bunge Limited

                                                    By: /s/ William M. Wells
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                                                        William M. Wells
                                                        Chief Financial Officer